Exhibit 1.02
Conflict Minerals Report of XRS Corporation
In Accord with Rule 13p-1 under the Securities Exchange Act of 1934
Introduction
XRS Corporation and its wholly owned subsidiary, Turnpike Global Technologies, Inc. (collectively, XRS Corporation, the Company, we, our, us) delivers compliance and fleet management solutions to the commercial trucking industry. Our solutions enable customers to improve compliance with United States Department of Transportation (DOT) regulations, optimize the utilization of their assets and enhance the productivity of fleet operations across the entire supply chain. We are leading the commercial trucking industry's migration to the use of mobile devices for collecting and analyzing DOT compliance and management data.
Our Solutions
Our mobile solutions include:

XRS - The XRS solution is a mobile fleet optimization and compliance solution built with the scalability of cloud-based infrastructure and the functionality to support North America's largest fleets down to an individual owner/operator. It harnesses the power of mobility, transforming driver and truck data into an easy to use dashboard of information which is shared in real-time between drivers, dispatchers and fleet owners. The XRS solution uses a monthly subscription model with no upfront hardware costs.

Turnpike - Turnpike is the Company's first generation mobile fleet optimization and compliance solution, which uses a monthly subscription model with no upfront hardware costs.
Our legacy solutions include:

XataNet - A fleet optimization and compliance solution, utilizing a traditional on-board computer, integrated communications and a SaaS platform used by fleet managers, with broad functionality for enterprise customers seeking to maximize performance and minimize compliance risks.

MobileMax - A traditional on-board communication solution for the for-hire trucking market with integrated back-office systems.
Our Products
All of our mobile and legacy solutions include a monthly software subscription. Because these software subscriptions do not have a physical component, they cannot contain tin, tantalum, tungsten or gold (collectively, “conflict minerals”).
Certain of our customers may engage us to provide installation, implementation, training and/or other professional services. Because none of our professional service offerings have a physical component, they cannot contain conflict minerals.
Each of our mobile and legacy solutions utilize hardware systems to collect data. We have identified certain components within the hardware systems that we provide to our customers that use tin, tantalum, tungsten and/or gold. We do not directly manufacture any of the hardware systems we provide to our customers. Instead, we “contract to manufacture” branded and generic products from third-party suppliers.
The remainder of this report focuses on only the hardware systems that we provide to our customers, specifically the exclusive and/or branded products sourced directly to, and manufactured for, us during 2013.

Reasonable Country of Origin Inquiry (RCOI)
Due to the depth of our supply chain, we are far removed from the sources of ore from which metals contained in our products are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the country(ies) of origin of those metals reflect our circumstances and position in the supply chain. It is not appropriate to conduct a survey of all of our suppliers and we believe it was reasonable to conduct a survey of the suppliers who represented a significant majority of our expenditures. In addition, we surveyed all of our suppliers where the nature of the components of the hardware systems that we provide to our customers indicated that it is reasonably likely to contain conflict minerals.
We surveyed suppliers representing 98 percent of our 2013 expenditures for direct components of our hardware systems. Surveyed suppliers were asked to provide answers to the CFSI Reporting Template (the Inquiry), a template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI) as an industry standard document to help facilitate the reporting of conflict minerals. The Inquiry requested information including each supplier’s conflict minerals policy, their engagement with their respective suppliers, and a listing of the smelters in their respective supply chain. In addition, the Inquiry required information regarding the origin of any conflict minerals used in their products, along with the corresponding suppliers’ due diligence.
We relied on each surveyed supplier to provide information on the origin of the conflict minerals contained in the components of the hardware systems and materials they supplied to us during 2013, including sources of conflict minerals that are supplied to them from their respective suppliers. Many of our largest suppliers are also SEC registrants and subject to Rule 13p-1, requiring similar procedures and disclosure regarding conflict minerals and we believe their responses were developed in tandem with their own RCOI procedures.
We reviewed responses from suppliers for completeness and consistency. Suppliers were required to provide corrections and clarifications where needed.
Based on its design and results, we have determined that our RCOI process for 2013 was reasonably designed and performed in good faith.
Design of Due Diligence Measures
We designed our overall conflict minerals procedures based on, and in conformity with the five step framework of OECD (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements on tin, tantalum, tungsten and gold. We implemented appropriate elements of Steps 1, 2 and 5 of the Guidance, although those relate to SEC regulatory steps that precede and follow the specific due diligence boundaries. Therefore, the design of our due diligence process conforms to Steps 3 and 4 of the OECD Guidance as applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners.
Due Diligence Measures Performed by XRS Corporation
In addition to the RCOI processes discussed above, we completed the following additional measures with respect to our company:

•	Personnel directly involved in our process reported to senior management and our Board of Directors on supplier responses to our conflict minerals information requests.

•	We communicated our conflict minerals policy to each direct supplier involved in the full 2013 survey process.

•	For each supplier who is a member of the Electronic Components Industry Association (ECIA), we reviewed their current status with respect to conflict minerals.

•	We developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.

•	We participated in the EICC and ECIA industry-wide initiatives to disclose upstream actors in the supply chain.
Product Determination
We identified 15 direct suppliers who provided to us hardware that we determined were reasonably likely to contain conflict minerals, based primarily on the nature of the products, during 2013. We received responses from all 15 suppliers. Three of those suppliers were identified as certified “conflict-free” using the Inquiry. We verified the smelter list provided by each supplier to the CFSI certified list and found no discrepancies.
The remaining 12 direct suppliers surveyed provided information at a company or division level and were unable to identify the smelters or refiners used for components of the hardware systems supplied to them due to the number of upstream actors in their supply chain. Therefore we are unable to determine the origin of the conflict minerals reported by these direct suppliers as contained in hardware supplied to us or to validate any of the smelters or refiners in our supply chain.
We were unable with absolute assurance to determine the origin of the conflict minerals in our products.
Product Description
As discussed above in greater detail, due to our position in the supply chain, we were unable to determine the identity or validate any of the smelters or refiners in our supply chain.
Steps to Improve Due Diligence
We plan to continue to communicate our expectations and information requirements to our direct suppliers. We also plan to continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We plan to continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified. We plan to retain relevant documentation on our findings for each reporting period for a period of twelve months beyond each filing date. New suppliers will be reviewed for conflict minerals conformance during initial business reviews. If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.
Independent Private Sector Audit
Not required for calendar year 2013.